SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

São Paulo, SP, Brazil, March 09, 2018 - GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” ou “Companhia”) hereby informs the market that, pursuant to CVM Instruction n° 480/09 and as required by CVM Instruction n° 308/99, it has hired PricewaterhouseCoopers Auditores Independentes (“PWC”) to provide auditing services of the Company’s financial statements, as approved by the Board of Directors.

PWC replaced KPMG Auditores Independentes (“KPMG”), responsible for auditing the Company’s financial statements related to the year ended on December 31, 2017. Therefore, PWC’s activities will commence from the review of the information related to the quarter to finish on March 31, 2018.

The replacement is made in accordance with the rotation standards set forth in article 31 of CVM Instruction 308/09, which requires that the independent auditor must be replaced every 5 years.

Furthermore, we communicate, that KPMG was made aware of the change of independent auditors, in accordance to article 28 of CVM Instruction n° 308/99.

GAFISA S.A.

Carlos Calheiros

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer